090203

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Dutch Gold Resources, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Certificate of Designation Series E Preferred

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 51%

4. Effective date and time of filing: (optional) Date: 3/25/2014 Time: 1:30 PM

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION, RIGHTS AND PREFERENCES
OF
SERIES E PREFERRED STOCK
OF
DUTCH GOLD RESOURCES, INC.

(Continued)

2. Certain Definitions. For the purposes of the Certificate of Designation, Rights and Preferences which embodies this resolution, unless the context otherwise requires, capitalized terms used and not otherwise defined in such Certificate of Designation, Rights and Preferences shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural):

"Common Stock" shall mean the common stock of the Company, par value $0.001 per share, and any stock resulting from any reclassification of such stock and all other stock of any class or classes (however designated) of the Company, the holders of which shall have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference.

"Company" shall mean Dutch Gold Resources, Inc., a Nevada corporation.

"Holder" shall mean a holder of the Series E Preferred Stock.

"Securities Act" shall mean the Securities Act of 1933, as amended.

3. Dividends and Distributions. Holders of the Series E Preferred Stock shall be entitled to receive dividends from time to time as the Board of Directors may direct. Upon a change of control event Series E shareholders shall receive a distribution of Ten Per Cent of the value of the Company at the time of the transaction. In the event of a recapitalization of the Company, holders of Series E Preferred shares shall have the right to convert these shares into Forty Per Cent of the recapitalized shares of the Company.

4. Voting Rights:

(a) Each Holder of Series E Preferred Stock shall be entitled to vote on all matters to which shareholders of the Corporation are entitled to vote and shall be entitled to 700 votes for each share of Series E Preferred Stock held by such holder, such number of votes to be appropriately adjusted in the event of any split, reverse split or dividend of the Common Stock.

(b) Whenever holders of the Series E Preferred Stock are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken and signed by the holders of the Series E Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(c) Holders of the Series E Preferred Stock shall vote together as a separate class on all matters which impact the rights, value, or ranking of the Common Stock or Series E Preferred Stock, as provided herein.

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(d) So long as any shares of the Series E Preferred Stock are outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by law) of a majority of the then outstanding shares of the Series E Preferred Stock, voting as a separate class, by way of example and not limiting:

(i) in any manner authorize, issue or create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges equal or senior to the Series E Preferred Stock;

(ii) adversely alter or change the rights, preferences, designations or privileges of the Series E Preferred Stock; or

(iii) amend the Company's Articles of Incorporation of By-laws in a manner that adversely affects the rights, preferences, designations or privileges of the holders of the Series E Preferred Stock.

5. Conversion. The Holder of the Series E Preferred Stock shall have conversion rights into common shares into an amount equal to its voting rights..

6. Liquidation, Dissolution or Winding Up. For purposes of this Certificate of Designation, Rights and Preferences, shares of the Series E Preferred Stock shall not be entitled to participate with the Common Stock and other classes of the Company's securities, upon the liquidation, dissolution or winding up of the Company.

7. Miscellaneous Provisions.

(a) Shares Restricted. The shares of Series E Preferred Stock have not been registered under the Securities Act or applicable state securities laws. Such securities have been offered, sold and issued pursuant to exemptions from such laws.

(b) Closing of Books. The Company will at no time close its transfer books against the transfer of any shares of Series E Preferred Stock.

(c) Headings of Subdivisions. The headings of the various sections and other subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(d) Severability of Provisions. If any voting powers, preferences and relative, participating, optional and other special rights of the Series E Preferred Stock and qualifications, limitations and restrictions thereon set forth in the Certificate of Designation, Rights and Preferences embodying this resolution is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other powers, preferences and relative, participating, optional and other special rights of Series E Preferred Stock and qualifications, limitations and restrictions thereon set forth therein which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional and other special rights of Series E Preferred Stock and qualifications, limitations and restrictions thereon shall, nevertheless, remain in full force and effect, and no voting powers, preferences and relative, participating, optional or other special rights of Series E Preferred Stock and qualifications, limitations and restrictions thereon herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative, participating, optional or other special rights of Series E Preferred Stock and qualifications, limitations and restrictions thereon unless so expressed herein.